As filed with the Securities and Exchange Commission on April 19, 1995
                                               Registration No. 33-_____




                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                                 FORM S-3
                          REGISTRATION STATEMENT
                                   UNDER
                        THE SECURITIES ACT OF 1933
                        ___________________________




                               MERCOM, INC.
          (Exact name of Registrant as specified in its charter)


               Delaware                            38-2728175
    (State or other jurisdiction of             (I.R.S. Employer
    incorporation or organization)             Identification No.)

                            105 Carnegie Center
                       Princeton, New Jersey  08540
                              (609) 734-3700
            (Address, including zip code, and telephone number,
     including area code of Registrant's principal executive offices)

                        ___________________________


          Raymond B. Ostroski                             Copy to:
       Executive Vice President                       Peter R. Douglas
          and General Counsel                      Davis Polk & Wardwell
          105 Carnegie Center                       450 Lexington Avenue
     Princeton, New Jersey  08540                 New York, New York 10017
            (609) 734-3700                             (212) 450-4000
  (Name, address, including zip code,
         and telephone number,
   including area code, of agent for
               service)

                        ___________________________


      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ( )

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ( )

                        ___________________________


                      CALCULATION OF REGISTRATION FEE

                                                                     Proposed            Proposed
                                                                     Maximum             Maximum           Amount of
     Title of Each Class of Securities          Amount to be      Offering Price        Aggregate         Registration
             to be Registered                    Registered         Per Share         Offering Price          Fee(2)

Common Stock, par value $1.00 per share          2,393,530           $4.00   (1)       $9,574,120          $3,302
Rights                                           2,393,530             N/A                 N/A                N/A

<F1>  (1) The proposed maximum offering price per share is estimated solely for the purposes of calculating the registration fee in accordance with Rule 457(c) based on the average of the bid and ask prices for such shares ($3.75 and $4.25, respectively) on the OTC Bulletin Board on April 18, 1995.
<F2>  (2) Pursuant to Rule 457(g), no registration fee is payable with respect to the Rights since the Rights are being registered in the same registration statement as the securities to be offered pursuant thereto.

                        ___________________________

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS (Subject to Completion)                                      [LOGO]
Issued April __, 1995

                              [         ] Shares
                                 Mercom, Inc.
                                 Common Stock
                        ___________________________


         Mercom, Inc., a Delaware corporation (the "Company"), is distributing to holders of record of shares of its Common Stock, par value $1.00 per share (the "Common Stock"), transferable subscription rights (the "Rights") to subscribe for and purchase additional shares of the Common Stock for a price
of $[   ] per share (the "Subscription Price").  Such shareholders will
receive [    ]  Rights for every [    ] shares of Common Stock held by them as
of the close of business on _________ __, 1995 (the "Record Date"). No fractional Rights or cash in lieu thereof will be distributed or paid by the Company. The number of Rights distributed by the Company to each record holder (a "Holder") of Common Stock will be rounded up to the nearest whole number. Rights holders may purchase one share of Common Stock for each whole Right held upon payment of the Subscription Price (the "Basic Subscription Privilege"). Each Right also carries the right to subscribe (the "Oversubscription Privilege") at the Subscription Price for additional shares of Common Stock that are not otherwise purchased pursuant to the exercise of Rights. See "The Rights Offering--Subscription Privileges--Oversubscription Privilege." The Rights will be evidenced by transferable certificates. Once a holder has exercised any Rights, such exercise may not be revoked. There can be no assurance that the Company will receive any proceeds from the exercise of the Rights.

         The Rights will expire at 5:00 p.m., New York City time, on _________ __, 1995, unless extended (as it may be extended, the "Expiration Date"). Shareholders who do not exercise or sell their Rights will relinquish the value inherent in the Rights. Accordingly, shareholders are strongly urged to exercise or sell their Rights. See "Risk Factors--Dilution."

         As of April 18, 1995, C-TEC Corporation, a Pennsylvania corporation ("C-TEC"), indirectly owned, through C-TEC Properties, Inc., a Delaware corporation and wholly owned subsidiary of C-TEC (C-TEC and C-TEC Properties, Inc. are referred to collectively herein as "C-TEC" except as the context otherwise requires), 1,044,194 shares of Common Stock, representing 43.63% of
the outstanding Common Stock.  C-TEC will receive [         ] Rights in
respect of the shares of Common Stock it owns. C-TEC has informed the Company that it intends to exercise the Rights it receives for an aggregate
subscription price of $[      ] and that it intends to exercise the
Oversubscription Privilege to purchase at the Subscription Price all other shares of Common Stock being offered for sale hereby. The opportunity to exercise the Oversubscription Privilege is available to all holders of Rights on the same terms. C-TEC does not intend to purchase any additional Rights through open market purchases or otherwise.

         The Common Stock is traded in the over-the-counter market and is quoted on the OTC Bulletin Board (with such quotes reported in the pink sheets of the National Quotations Bureau, Inc.) under the symbol "MEEO." It is anticipated that the Rights will trade in the over-the-counter market and will be quoted on the OTC Bulletin Board (with such quotes reported in the pink sheets of the National Quotations Bureau, Inc.) under the symbol "MEEOR." There can be no assurance, however, that a market for the Rights will develop. Rights may also be sold in private sales transactions. On April 18, 1995, the last day on which bid and ask prices were quoted prior to the public announcement of the Rights Offering, the closing bid price of the Common Stock on the OTC Bulletin Board was $3.75 per share and the closing ask price of the Common Stock on the OTC Bulletin Board was $4.25 per share. On ________ __, 1995, the closing bid price of the Common Stock on the OTC Bulletin Board
was $[   ] per share and the closing ask price of the Common Stock on the OTC
Bulletin Board was $[ ] per share. These are inter-dealer quotations, which do not reflect mark-up, mark-down or commissions and may not reflect actual transactions. Trading in the Common Stock has been limited and sporadic and thus does not constitute an established public trading market.

                        ___________________________



   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                        ___________________________



     SHAREHOLDERS WHO DO NOT EXERCISE THEIR RIGHTS IN FULL WILL EXPERIENCE
      DILUTION IN THEIR RELATIVE PERCENTAGE OWNERSHIP IN THE COMPANY UPON ISSUANCE OF THE COMMON STOCK TO SHAREHOLDERS EXERCISING THEIR RIGHTS.


                        ___________________________


       THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. BEFORE MAKING AN INVESTMENT DECISION, POTENTIAL INVESTORS SHOULD CARE-
            FULLY CONSIDER THE FACTORS SET FORTH IN "RISK FACTORS"
       IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS


                                                                 Underwriting Discounts                 Proceeds to the
                                 Price to Public                     and Commissions                       Company(1)

Per Share..............    $                                               N/A                    $
Total..................    $                                               N/A                    $

<F1>  (1)   Before deduction of estimated expenses of $[       ] payable by the Company, including registration fees, NASD review fees, financial advisory, legal and accounting fees, subscription agent fees, information agent fees, printing expenses and other miscellaneous fees and expenses.

                        ___________________________


            The date of this Prospectus is _________ __, 1995.



Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


                           AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained upon written request addressed to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates.

         The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock issuable upon exercise of the Rights. This Prospectus does not contain all the information set forth in the Registration Statement. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Prospectus or in any document incorporated in this Prospectus by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.


                    DOCUMENTS INCORPORATED BY REFERENCE

         The following documents filed by the Company (File No. 0-17750) with the Commission pursuant to Section 13 of the Exchange Act are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and (ii) the Company's Proxy Statement dated April 25, 1995.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company will provide without charge to each person, including each beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been incorporated by reference into this Prospectus except the exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates. Telephone requests for such copies should be directed to the Information Agent at (212) 929-5500 or (800) 322-2885, or, if made in writing, to MacKenzie Partners, Inc., 156 Fifth Avenue, 9th Floor, New York, NY 10010. Such requests may also be directed to Valerie C. Haertel, Director, Investor Relations at (609) 734-3816 or, if made in writing, to Mercom, Inc., 105 Carnegie Center, Princeton, New Jersey 08540, attention:
Valerie C. Haertel, Director, Investor Relations.

                            PROSPECTUS SUMMARY

         The following material is qualified in its entirety by the information appearing elsewhere in this Prospectus and in the documents incorporated in this Prospectus by reference.

                                  THE COMPANY

         The Company is a cable television operator with three cable systems in Southern Michigan serving 36,183 subscribers as of December 31, 1994 and one cable system in Port St. Lucie, Florida serving 1,141 subscribers as of December 31, 1994 (the "Systems"). The Michigan Systems are operated through the Company's wholly owned subsidiary, Communications and Cablevision, Inc. ("CCV"). The Florida System is operated through a wholly owned subsidiary, Mercom of Florida, Inc. As of December 31, 1994, the Systems had 37,324 subscribers.

         The three Michigan Systems provide cable service to Monroe, Allegan County and the Coldwater and Sturgis areas. The Florida System serves St. Lucie West, a planned community in Southeastern Florida, approximately 90 miles north of Palm Beach.

         During 1994 and 1993, the Company restructured rates and channel offerings to comply with the basic rate regulations and to minimize the impact on revenue of the Cable Television Consumer Protection and Competition Act of 1992 (the "Cable Act"). The future impact of the Act on the Company and the cable television industry is still unclear. The Company's 1994 operating results were negatively impacted by the Act. See "Risk Factors--Effect of Regulation."

         The Company's performance is dependent to a large extent on its ability to obtain and renew its franchise agreements from local government authorities on acceptable terms. To date, all of the Company's franchises have been renewed or extended, generally at or prior to their stated expirations and on acceptable terms. During 1994, the Company completed negotiations with 10 communities resulting in franchise renewals on terms which are acceptable to the Company. The Company has 76 franchises, 14 of which were in the three-year Federal Communications Commission (the "FCC") franchise renewal window at December 31, 1994. No one franchise accounts for more than 12% of the Company's total revenue.

         Competition for the Company's services traditionally has come from a variety of providers including broadcast television, video cassette recorders and home satellite dishes. Technological and regulatory changes are expected to increase competition. Direct broadcast satellite (DBS), which allows consumers to receive cable programming for a fee once they purchase or lease a receiving dish and a set-top terminal, may increase competition in the future. Two DBS companies have launched their services in 1994. These services are generally available throughout the country, including areas in which the Company operates. In addition, recent changes in federal regulation allow telephone companies to lease their networks to video programmers under the video dial-tone platform. Also, the current regulatory environment appears to be fostering competition in cable television directly by telephone companies, and in telephone by cable companies. Regulation in a competitive environment is still evolving. The Company continues to monitor the progress of regulations affecting the telecommunications industry and continually reassesses its business plans to address future competition. It is impossible to quantify at this time the negative impact of these technological and regulatory developments on the cable television industry in general or on the Company in particular.

     As of December 31, 1994, the Company had 42 full-time employees, none of whom were represented by collective bargaining units.

     The Company's independent auditors have expressed substantial doubt about the Company's ability to continue as a going concern unless the debt and equity of the Company are restructured. See "Risk Factors--Going Concern Risks."

         The Company's principal executive offices are located at 105 Carnegie Center, Princeton, New Jersey 08540 (telephone: (609) 734-3700).



                            THE RIGHTS OFFERING

Rights.................  Each record holder ("Holder") of Common Stock will
                           receive [    ]  transferable Rights for every [    ]
                           shares of Common Stock held of record on
                           __________ __, 1995 (the "Record Date").  The
                           number of Rights distributed by the Company to each Holder of Common Stock will be rounded up to the nearest whole number. An aggregate of
                           approximately [         ] Rights will be
                           distributed pursuant to the Rights Offering. Each Right will be exercisable for one share of Common
                           Stock.  An aggregate of approximately [         ]
                           shares of Common Stock (the "Underlying Shares") will be sold upon exercise of the Rights assuming exercise of all Rights. The distribution of the Rights and sale of Underlying Shares is referred to herein as the "Rights Offering." See "The Rights Offering--The Rights."

Basic Subscription
  Privilege............  Rights holders are entitled to purchase for the
                           Subscription Price one share of Common Stock for each whole Right held (the "Basic Subscription Privilege"). See "The Rights
                           Offering--Subscription Privileges--Basic
                           Subscription Privilege."

Oversubscription
  Privilege............  Each holder of Rights who elects to exercise in full his or her Basic Subscription Privilege may also subscribe at the Subscription Price for additional Underlying Shares available as a result of unexercised Rights, if any (the "Oversubscription Privilege"). If an insufficient number of Underlying Shares is available to satisfy fully all elections to exercise the Oversubscription Privilege, the available Underlying Shares will be prorated among holders who exercise their Oversubscription Privilege based on the respective numbers of Rights exercised by such holders pursuant to the Basic Subscription Privilege. See "The Rights Offering--Subscription
                           Privileges--Oversubscription Privilege."

Subscription Price.....  $[   ] in cash per share of Common Stock subscribed
                           for pursuant to the Basic Subscription Privilege or the Oversubscription Privilege.

Shares of Common Stock
  Outstanding after
  Rights Offering......  Approximately [         ] shares, based on the number
                           of shares outstanding on __________ __, 1995 and assuming exercise of all Rights.

Intent of C-TEC........  C-TEC has informed the Company that it intends to
                           exercise the [       ] Rights it will receive in
                           respect of the shares of Common Stock currently owned by C-TEC for an aggregate subscription price
                           of $[       ] and that it intends to exercise the
                           Oversubscription Privilege to subscribe for all other Underlying Shares. The opportunity to exercise the Oversubscription Privilege is available to all holders of Rights on the same terms. See "The Rights Offering--Subscription Privileges--Oversubscription Privilege." C-TEC does not intend to purchase any additional Rights through open market purchases or otherwise.

Transferability of
  Rights                 The Rights are transferable, and it is anticipated
                           that they will trade on the over-the-counter market under the symbol "MEEOR." No assurance can be given, however, that a market for the Rights will develop or, if such a market develops, how long it will continue. See "The Rights Offering--Method of Transferring Rights."

Record Date............  ________ __, 1995.

Expiration Date........  ________ __, 1995, at 5:00 p.m., New York City time, unless extended.

Procedure for Exer-
  cising Rights........  Basic Subscription Privileges and Oversubscription
                           Privileges may be exercised by properly
                           completing and signing the Subscription Certificate evidencing the Rights (a "Subscription Certificate") and forwarding such Subscription Certificate (or following the Guaranteed Delivery Procedures), with payment of the Subscription Price for each Underlying Share subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege, to the Subscription Agent on or prior to the Expiration Date. Any Rights holder subscribing for an aggregate of more than 25,000 Underlying Shares pursuant to the Oversubscription Privilege prior to the Expiration Date shall not be required to deliver payment for such number of Underlying Shares in excess of 25,000 until the Expiration Date. The Company, in its sole discretion, may determine to waive payment for such number of Underlying Shares in excess of 25,000 subscribed for pursuant to the Oversubscription Privilege until after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected. If the mail is used to forward Subscription Certificates, it is recommended that insured, registered mail be used. No interest will be paid on funds delivered in payment of the Subscription Price.

                         Once a holder of Rights has exercised the Basic
                           Subscription Privilege or the Oversubscription Privilege, such exercise may not be revoked. See "The Rights Offering--Exercise of Rights."

Procedure for Exer-
 cising Rights by
 Foreign and Certain
 Other Shareholders....  Subscription Certificates will not be mailed to
                           Holders of Common Stock whose addresses are outside the United States or who have an APO or FPO address, but will be held by the Subscription Agent for their account. To exercise such Rights, such a Holder must notify the Subscription Agent on or prior to 11:00 a.m., New York City time, on ________ __, 1995, and must establish to the satisfaction of the Subscription Agent that such exercise is permitted under applicable law. If such a Holder does not notify the Subscription Agent and provide acceptable instructions to the Subscription Agent by such time, such Rights will be sold, if feasible, and the net proceeds, if any, remitted to such Holder. See "The Rights Offering--Foreign and Certain Other Shareholders."

Persons Holding Shares,
  or Wishing to Exer-
  cise Rights, Through
  Others...............  Persons holding shares of Common Stock and receiving the Rights distributable with respect thereto, through a broker, dealer, commercial bank, trust company or other nominee, as well as persons holding certificates of Common Stock personally who would prefer to have such institutions effect transactions relating to the Rights on their behalf, should contact the appropriate institution or nominee and request it to effect the transactions for them. See "The Rights Offering--Exercise of Rights."

Issuance of Common
  Stock................  Certificates representing shares of Common Stock purchased pursuant to the Basic Subscription
                           Privilege will be delivered to subscribers as soon as practicable after the corresponding Rights have been validly exercised and full payment for shares has been received and cleared. For shares purchased pursuant to the Oversubscription Privilege, delivery of certificates will occur as soon as practicable after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected. See "The Rights Offering--Subscription Privileges."

Use of Proceeds........  The net cash proceeds received by the Company from the sale of the shares of Common Stock offered hereby, after payment of fees and expenses, would be approximately $8.5 million, assuming full
                           exercise of the Rights. The Rights Offering is, however, not conditioned upon any minimum level of exercise of the Rights, and there can be no assurance that the Company will raise any proceeds from the Rights Offering. C-TEC has, however, informed the Company that it intends to exercise the Rights it receives for an aggregate
                           subscription price of $[        ] and that it
                           intends to exercise the Oversubscription Privilege to subscribe for all other Underlying Shares. The opportunity to exercise the Oversubscription Privilege is available to all holders of Rights on the same terms. See "The Rights Offering--Subscription Privileges--Oversubscription
                           Privilege." C-TEC does not intend to purchase any additional Rights through open market purchases or otherwise. The net proceeds, if any, from the Rights Offering will be used for general corporate purposes. Specifically, the Company expects that any such proceeds will be used (i) to repay up to $5 million of outstanding indebtedness to Morgan Guaranty Trust Company of New York ("Morgan Guaranty") under a demand note (the "Morgan Demand Note"), (ii) if additional proceeds remain, to pay all or a portion of the payment of $1,400,000 to be paid under the Lahey Settlement Agreement
                           (as defined below) on or before July 1, 1995, (iii) if additional proceeds remain, to repay up to $887,000 of outstanding indebtedness to C-TEC under a demand note (the "C-TEC Demand Note") and (iv) if additional proceeds remain, for other corporate purposes including capital expenditures. The Morgan Demand Note has no stated maturity, is payable on demand and has an interest rate equal to a base rate (higher of prime or federal funds rate plus 1/2%) plus 1-3/4%. As of December 31, 1994, the weighted average effective rate of interest on the Morgan Demand Note was 10.25%. The C-TEC Demand Note has no stated maturity, is payable on demand and bears interest at a rate equal to the weighted average effective rate charged under the Credit Agreement (as defined below) for the relevant period. See "Use of Proceeds" and "Recent Developments."

Subscription Agent.....  The First National Bank of Boston.  See "Subscription
                           Agent."

Information Agent......  MacKenzie Partners, Inc.  See "Information Agent."

Risk Factors...........  There are substantial risks in connection with this offering that should be considered by prospective purchasers. See "Risk Factors."

               SELECTED FINANCIAL AND OPERATING INFORMATION

The information as of and for the three fiscal years ended December 31, 1994 has been derived from, and should be read in conjunction with, the Company's Consolidated Financial Statements for the three fiscal years ended December 31, 1994, which have been audited by independent public accountants and are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, which report is incorporated by reference in this Prospectus, and the Company's Consolidated Financial Statements for the three fiscal years ended December 31, 1993, which have been audited by independent public accountants and are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, as previously filed with the Commission. The information with respect to the fiscal years ended December 31, 1991 and December 31, 1990 has been derived from, and should be read in conjunction with, the Company's Consolidated Financial Statements for the three fiscal years ended December 31, 1993, 1992 and 1991, which have been audited by independent public accountants and are included in the Company's Annual Reports on Form 10-K for the fiscal years ended December 31, 1993, 1992 and 1991, respectively, as previously filed with the Commission.

                   Summary Financial and Operating Data
        (dollars in thousands except per share and operating data)

                                                                             Year Ended December 31,
                                                   ----------------------------------------------------------------------------
                                                       1990            1991            1992            1993            1994
                                                   ------------    ------------    ------------    ------------    ------------

Consolidated Statement of Operations Data:
 Sales.........................................      $9,667         $11,041         $11,986         $12,606         $12,927
 Operating income before depreciation
  and amortization.............................       3,256           3,588           4,790           5,116           5,052
 Depreciation and amortization.................       2,977           3,329           3,399           3,219           3,010
 Operating income..............................         279             259           1,391           1,897           2,042
 Interest Expense. . . . . . . . . . . . . .          2,262           3,299           2,731           2,132           2,067
 (Loss) before income taxes....................      (3,483)         (9,606)         (1,144)           (219)           (662)
 Provision (benefit) for income taxes..........      (1,132)         (1,822)            --               17              (4)
 (Loss) before cumulative effect of
  change in accounting principle...............      (2,351)         (7,784)         (1,144)           (236)           (658)
 Net (loss)....................................      (1,103)         (7,784)         (1,144)           (236)           (658)
 Net (loss) per share..........................       (0.94)          (3.25)          (0.48)          (0.10)          (0.27)
Balance Sheet Data:
 Cash and temporary cash investments...........         115             226             376             989              96
 Total assets..................................      30,557          26,657          23,873          22,244          19,823
 Total debt....................................      29,281          30,200          29,847          28,184          25,926
 Common shareholders' capital deficiency.......      (3,374)        (11,158)        (12,302)        (12,538)        (13,196)
Operating Data:(1)
 Homes passed(2)...............................      57,736          58,726          59,988          61,730          63,721
 Basic subscribers(3)..........................      32,319          33,692          34,118          34,714          37,324
 Basic subscribers as a
  percentage of homes passed...................       56.0%           57.3%           56.9%           56.2%           58.6%
 Tier subscribers(4)...........................      32,299          33,122          32,814          32,945          34,789
 Tier subscribers as a
  percentage of basic subscribers..............       99.9%           98.3%           96.2%           94.9%           93.2%
 Premium service units(5)......................      16,593          15,324          12,762          12,816          14,312
 Premium service units as a
  percentage of basic subscribers (pay to
  basic ratio).................................       51.3%           45.5%           37.4%           36.9%           38.3%
 Average revenue per subscriber for
  the month of December(6).....................      $27.64          $27.60          $30.05          $29.70          $29.36

<F1>   (1) Unaudited.
<F2>   (2) A home is deemed to be "passed" by cable if it can be connected to the distribution system without any further extension of the distribution plant.
<F3)   (3) A home with one or more television sets connected to a cable television system is counted as one basic subscriber.
<F4>   (4) A home with one or more television sets receiving both basic and tier service is counted as one tier subscriber.  Tier service is not available in the St. Lucie System.
<F5>   (5) A basic subscriber may purchase more than one premium service, each of which is counted as a separate premium service unit.  As a result, the pay-to-basic ratio can exceed 100%.  A premium service unit includes only single channel services offered for a monthly fee.
<F6>   (6) Calculated by dividing total cable related revenues for the month of
           December by the number of basic subscribers at the end of the month.



                               RISK FACTORS

      The Common Stock offered hereby involves a high degree of risk. Each prospective purchaser should carefully examine all of the information contained in this Prospectus and should give particular consideration to the following risk factors:

Net Losses

      The Company has experienced net losses since 1989 and may incur net losses in the future. The Company incurred losses of $658,000, $236,000, $1,144,000, $7,784,000 and $1,103,000 for the years ended December 31, 1994,
1993, 1992, 1991 and 1990, respectively. There can be no assurance as to when, if ever, the Company will recognize a net profit.

Going Concern Risks

      The Company's independent auditors have expressed substantial doubt about the Company's ability to continue as a going concern unless the debt and equity of the Company are restructured. The Company has suffered recurring losses and has a shareholders' capital deficiency. The existing debt and equity structure of the Company is not adequate to provide resources for the viable operation of the business. The Company does not have liquid assets to repay its outstanding obligations. Additionally, the Company has no available lines of credit or other significant sources of liquidity.

      The Company had total outstanding debt of $25,926,000 at December 31, 1994, consisting of $5,000,000 due under the Morgan Demand Note and $20,926,000 due under a Credit Agreement with Morgan Guaranty dated November 1989 and amended in April 1990, December 1992, December 1993 and December 1994 (as amended, the "Credit Agreement"). In each of the last three years, the Company has been unable to make scheduled principal payments in respect of such indebtedness and has had to reschedule those payments. Based on its latest financial projections, the Company will not be able to make the principal payments of long term debt as scheduled for 1995. C-TEC loaned $887,000 to the Company on March 31, 1995 to enable the Company to make the principal payment of $887,000 scheduled for that date under the Credit Agreement. The loan from C-TEC is evidenced by the C-TEC Demand Note. The Company and Morgan Guaranty are working toward a mutually acceptable restructuring of the debt and/or equity of the Company and are reviewing available options, which include the sale of assets, the raising of equity and the issuance of subordinated debt, among other things. There can be no assurances that the Company will be able to successfully restructure its debt and equity or that C-TEC would provide any additional debt financing to the Company. See "Recent Developments."

      Further, the Company has substantial liability under the Lahey Settlement Agreement. See "Risk Factors--Lahey Litigation." Additionally, previous deferrals of capital expenditures due to the significant uncertainties regarding adequacy of working capital, along with the negative effect regulation will have on future rate increases and operating expenses (see "Risk Factors--Effect of Regulation") will adversely affect future operating income.

      The Company is undertaking the Rights Offering in order to restructure its debt and equity. Although the Company believes that if all Rights are exercised the proceeds to the Company should be sufficient to protect the viability of the Company in the near term, there can be no assurances in that regard. Moreover, there can be no assurance that the Company will raise any proceeds from the Rights Offering. See "Risk Factors--Indefinite Amount of Proceeds."

Lahey Litigation

      CCV, a subsidiary of the Company, is party to a lawsuit commenced in 1988 in the Circuit Court for the County of Ottawa, Michigan, relating to termination of Kenneth E. Lahey as president of CCV. Mr. Lahey asserted that as a result of the termination he is entitled to an amount equal to the fair market value of 10 percent of the outstanding shares of CCV stock (the "Lahey Interest"). The trial court determined that Mr. Lahey was entitled to an amount equal to the fair market value of the Lahey Interest and ordered, among other things, that an appraisal proceeding be held to determine such fair market value. The Company appealed such order, but the Michigan Court of Appeals upheld the trial court's decision on December 27, 1993. On December 16, 1994, a panel of three appraisers ("Panel") rendered a decision in favor of Mr. Lahey in the amount of $2.949 million. The Company requested the Circuit Court for the City of Ottawa to remand this proceeding back to the panel for further consideration of certain factors which were not included in their decision on December 16, 1994. A hearing was held on January 16, 1995 before the Circuit Court for the City of Ottawa. The Court issued an Opinion on February 14, 1995 denying the Company's motions and sustaining the decision of the Panel in the amount of $2.949 million and awarded pre-judgment interest in the amount of approximately $1.2 million. The Company filed a Motion for Reconsideration with the Court. On March 27, 1995, the Court issued an Order denying the Company's Motion for Reconsideration.

      On April 18, 1995, Mr. Lahey and the Company entered into a Settlement Agreement and Mutual Release (the "Lahey Settlement Agreement") pursuant to which the Company has agreed to cause CCV to make payments totaling $4.3 million in full satisfaction of all claims Mr. Lahey may have had against the Company or its affiliates. The payment schedule under the Lahey Settlement Agreement is as follows: (i) $100,000 upon signing of the Agreement, (ii) $1,400,000 on or before July 1, 1995 and
(iii) $700,000 on or before July 1, 1996, 1997, 1998 and 1999.  The initial payment of $100,000 has been paid. C-TEC has agreed to ensure that the payment of $1,400,000 due on or before July 1, 1995 is paid. The Company had accrued approximately $4.4 million as of December 31, 1994, representing management's best estimate of the Company's potential liability in respect of this matter.

Dividend Policy and Restrictions

      The Company has not paid dividends in recent years due to the Company's financial condition and does not expect to pay dividends in the foreseeable future. In addition, the Credit Agreement prohibits the payment of dividends on the Common Stock.

Indefinite Amount of Proceeds

      The net cash proceeds from the Rights Offering after payment of fees and expenses would be approximately $8.5 million, assuming full exercise of all Rights. The Rights Offering is, however, not conditioned upon any minimum level of exercise of the Rights. Consequently, there can be no assurance that the Company will raise any proceeds from the Rights Offering. C-TEC has, however, informed the Company that it intends to exercise the Rights it
receives for an aggregate subscription price of $[       ] and that it intends
to exercise the Oversubscription Privilege to subscribe for all other Underlying Shares.

Highly Competitive Industry

      The cable television industry is highly competitive. Competition for the Company's services traditionally has come from a variety of providers including broadcast television, video cassette recorders and home satellite dishes. Technological and regulatory changes are expected to increase competition. Direct broadcast satellite (DBS), which allows consumers to receive cable programming for a fee once they purchase or lease a receiving dish and a set-top terminal, may increase competition in the future. Two DBS companies have launched their services in 1994. These services are generally available throughout the country, including areas in which the Company operates. In addition, recent changes in federal regulation allow telephone companies to lease their networks to video programmers under the video dial-tone platform. Also, the current regulatory environment appears to be fostering competition in cable television directly by telephone companies, and in telephone by cable companies. Regulation in a competitive environment is still evolving. The Company continues to monitor the progress of regulations affecting the telecommunications industry and continually reassesses its business plans to address future competition. It is impossible to quantify at this time the negative impact of these technological and regulatory developments on the cable television industry in general or on the Company in particular.

Effect of Regulation

      The Company, like other operators of cable television systems, is subject to regulation at the federal, state and local levels. Many aspects of such regulations are currently the subject of judicial proceedings and administrative or legislative proceedings or proposals. On October 5, 1992, Congress passed the Cable Act, which regulated certain subscriber rates and a number of other matters in the cable industry, such as mandatory carriage of local broadcast stations and retransmission consent, and which will increase the administrative costs of complying with such regulations. The most significant provision of the Act requires the FCC to establish rules to ensure that rates for basic services are reasonable for subscribers in areas without effective competition as defined in the Cable Act. Few municipalities served by the Company are subject to effective competition.

      The FCC's initial rules regulating cable television rates were effective September 1, 1993, and revised rate regulations were effective May 15, 1994. The Company restructured its rates and channel offerings in 1993 and 1994 to comply with these rules and minimize the negative impact on revenues. The Company has either settled challenges or accrued for anticipated exposures related to the initial rate regulation rules which were effective September 1, 1993. The Company's 1994 statement of operations includes charges aggregating approximately $150,000 relating to cable rate regulation liabilities. The Company in 1994 also reduced rates charged for converters and remotes to comply with FCC rate regulations which require cable operators to charge for equipment at cost plus a reasonable profit. The Company believes that it is in compliance with the amended rate regulation provisions which were effective May 15, 1994; however, there is no assurance that there will not be challenges to its restructured rates.

      The Company anticipates that certain provisions of the Cable Act that do not relate to rate regulation -- such as the provisions relating to retransmission consent and customer service standards -- will reduce the operating margins of the Company.

      No assurance can be given at this time that the above matters will not have a material adverse effect on the Company's business and results of operations in the future. Also, no assurance can be given as to what other future actions Congress, the FCC or other regulatory authorities may take or the effects thereof on the cable industry in general or the Company in particular.

Franchise Renewals

      The Company's performance is dependent to a large extent on its ability to obtain and renew its franchise agreements from local government authorities on acceptable terms. To date, all of the Company's franchises have been renewed or extended, generally at or prior to their stated expirations and on acceptable terms. During 1994, the Company completed negotiations with 10 communities resulting in franchise renewals on terms which are acceptable to the Company. The Company has 76 franchises, 14 of which were in the three-year FCC franchise renewal window at December 31, 1994. No one franchise accounts for more than 12% of the Company's total revenue.


Significant Influence of Principal Shareholder

      C-TEC, through its wholly owned subsidiary C-TEC Properties, Inc., a Delaware corporation, owns approximately 43.63% of the outstanding shares of Common Stock, and C-TEC nominees constitute a majority of the Board of Directors of the Company. In addition, the Company has entered into a Management Agreement dated January 1, 1992 (the "Management Agreement") with C-TEC Cable Systems, Inc., a Delaware corporation and wholly owned subsidiary of C-TEC ("CCS"). Through its ownership of Common Stock and its representation on the Board of Directors of the Company, and as a result of the existence of the Management Agreement, C-TEC has significant influence over the management and operations of the Company. C-TEC's substantial ownership interest in, and significant influence over, the Company may tend to deter nonnegotiated tender offers or other efforts to obtain control of the Company and thereby preclude shareholders from having the opportunity to sell shares at prices higher than those otherwise prevailing.

      Assuming that all Holders exercise their Rights pursuant to the Basic Subscription Privilege, the ownership interest of C-TEC in the Company will not be reduced as a result of the Rights Offering. If (i) in accordance with its stated intention, C-TEC exercises its Rights and oversubscribes for all other Underlying Shares and (ii) no other Holders exercise their rights, C-TEC
will own [   ]% of the Common Stock after the Rights Offering.

      The Management Agreement provides that the Company will pay CCS: (a) an annual fee equal to the greater of (i) $500,000 or (ii) a percentage of the Company's annual revenues (ranging from 5% of $10 million of revenues, as defined, to 4% of revenues in excess of $20 million); and (b) an annual incentive bonus equal to 25% of the Company's earnings before interest, depreciation, amortization and taxes ("EBIDAT") as adjusted, during the applicable fiscal year less the base year EBIDAT of $3.85 million. During 1994, CCS earned management and incentive fees of approximately $1.1 million pursuant to the Management Agreement.

Relationship with C-TEC; Conflicts of Interest

      C-TEC owns and operates cable television systems and is engaged in other aspects of the telecommunications industry. Certain persons serve as officers or directors of the Company and as officers or directors of one or more of C-TEC and its controlling entities. Additionally, the entities that control C-TEC also control MFS Communications Company, Inc. ("MFS"), which provides a variety of telecommunications services, primarily over its digital fiber optic telecommunications networks. These relationships may lead to conflicts of interest. Potential conflicts of interest will be dealt with on a case-by-case basis taking into consideration relevant factors including prevailing corporate practices. The Company has established an Affiliate Transaction Review Committee of the Board of Directors to evaluate certain transactions in which a potential conflict of interest may be involved.

      All of the Company's executive officers are officers of C-TEC. The executive officers of the Company devote a majority of their time and attention to the business and affairs of C-TEC.

Uncertain Market for Rights and Common Stock

      No assurances can be given regarding whether an active trading market for the Rights will develop and, if one does develop, how long it will continue or the prices at which the Rights will trade from time to time in relation to the Common Stock. Moreover, because the Rights are new securities, the trading markets, if any, for the Rights may be volatile. There also can be no assurance that the shares of Common Stock issuable upon exercise of the Rights will trade at or above the Subscription Price. There is currently only a limited public market for the Common Stock. The Common Stock is traded in the over-the-counter market and is quoted on the OTC Bulletin Board (with such quotes reported in the pink sheets of the National Quotations Bureau, Inc.). Holders who purchase Common Stock pursuant to the Rights Offering may have difficulty selling their Common Stock due to a lack of an active trading market.

Dilution

      Holders who do not exercise their Rights will experience a decrease in their proportionate interest in the equity ownership and voting power of the Company. The sale of the Rights may not compensate a holder for all or any part of any reduction in the market value of such shareholder's Common Stock resulting from the Rights Offering. Shareholders who do not exercise or sell their Rights will relinquish any value inherent in the Rights. Accordingly, holders are strongly urged to exercise or sell their Rights.

      The Subscription Price per shares of Common Stock exceeds the net tangible book value per shares of Common Stock, which is negative. Accordingly, the purchasers of the Common Stock in the Rights Offering will experience immediate and substantial dilution. See "Dilution."

      Based on the 2,393,530 shares of Common Stock outstanding as of March 31, 1995, the consummation of the Rights Offering would result (on a pro forma basis as of such date and assuming no additional Rights are issued as a result of rounding the number of Rights distributed to holders up to the nearest
whole number) in an increase of [         ]  shares of Common Stock
outstanding.

Market Considerations

      There can be no assurance that the market price of the Common Stock will not decline during the period the Rights are outstanding or that, following the issuance of the Rights and the sale of the Underlying Shares upon exercise of Rights, a subscribing Rights holder will be able to sell shares purchased in the Rights Offering at a price equal to or greater than the Subscription Price. Once a holder of Rights has exercised the Basic Subscription Privilege or the Oversubscription Privilege, such exercise may not be revoked. Moreover, until certificates are delivered, subscribing Rights holders may not be able to sell the shares of Common Stock that they have purchased in the Rights Offering. Certificates representing shares of Common Stock purchased pursuant to the Basic Subscription Privilege will be delivered as soon as practicable after the corresponding Rights have been validly exercised and full payment for the shares has been received and cleared. For shares purchased pursuant to the Oversubscription Privilege, delivery of certificates will occur as soon as practicable after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected.

      No interest will be paid to Rights holders on funds delivered to the Subscription Agent pursuant to the exercise of Rights pending delivery of Underlying Shares.


                                USE OF PROCEEDS

      The net cash proceeds from the Rights Offering after payment of fees and expenses would be approximately $8.5 million, assuming full exercise of all Rights. The Rights Offering is, however, not conditioned upon any minimum level of exercise of the Rights, and there can be no assurance that the Company will raise any proceeds from the Rights Offering. C-TEC has, however, informed the Company that it intends to exercise the Rights it receives for an
aggregate subscription price of $[         ] and that it intends to exercise
the Oversubscription Privilege to subscribe for all other Underlying Shares. The opportunity to exercise the Oversubscription Privilege is available to all holders of Rights on the same terms. See "The Rights Offering--Subscription Privileges--Oversubscription Privilege." C-TEC does not intend to purchase any additional Rights through open market purchases or otherwise.

      The net proceeds, if any, from the Rights Offering will be used for general corporate purposes. Specifically, the Company expects that any such proceeds will be used (i) to repay up to $5 million of outstanding indebtedness to Morgan Guaranty under the Morgan Demand Note, (ii) if additional proceeds remain, to pay all or a portion of the payment of $1,400,000 to be paid under the Lahey Settlement Agreement on or before July 1, 1995, (iii) if additional proceeds remain, to repay up to $887,000 of outstanding indebtedness to C-TEC under the C-TEC Demand Note and (iv) if additional proceeds remain, for other corporate purposes including capital expenditures. The Morgan Demand Note has no stated maturity, is payable on demand and has an interest rate equal to a base rate (higher of prime or federal funds rate plus 1/2%) plus 1-3/4%. As of December 31, 1994, the weighted average effective rate of interest on the Morgan Demand Note was 10.25%. The C-TEC Demand Note has no stated Maturity, is payable upon demand and bears interest at a rate equal to the weighted average effective rate charged under the Credit Agreement for the relevant period. See "Recent Developments."


                            RECENT DEVELOPMENTS

      CCV, a subsidiary of the Company, is party to a lawsuit commenced in 1988 in the Circuit Court for the County of Ottawa, Michigan, relating to termination of Kenneth E. Lahey as president of CCV. Mr. Lahey asserted that as a result of the termination he is entitled to an amount equal to the fair market value of 10 percent of the outstanding shares of CCV stock (the "Lahey Interest"). The trial court determined that Mr. Lahey was entitled to an amount equal to the fair market value of the Lahey Interest and ordered, among other things, that an appraisal proceeding be held to determine such fair market value. The Company appealed such order, but the Michigan Court of Appeals upheld the trial court's decision on December 27, 1993. On December 16, 1994, a panel of three appraisers ("Panel") rendered a decision in favor of Mr. Lahey in the amount of $2.949 million. The Company requested the Circuit Court for the City of Ottawa to remand this proceeding back to the panel for further consideration of certain factors which were not included in their decision on December 16, 1994. A hearing was held on January 16, 1995 before the Circuit Court for the City of Ottawa. The Court issued an Opinion on February 14, 1995 denying the Company's motions and sustaining the decision of the Panel in the amount of $2.949 million and awarded pre-judgment interest in the amount of approximately $1.2 million. The Company filed a Motion for Reconsideration with the Court. On March 27, 1995, the Court issued an Order denying the Company's Motion for Reconsideration.


      On April 18, 1995, Mr. Lahey and the Company entered into the Lahey Settlement Agreement pursuant to which the Company has agreed to cause CCV to make payments totaling $4.3 million in full satisfaction of all claims Mr. Lahey may have had against the Company or its affiliates. The payment schedule under the Lahey Settlement Agreement is as follows: (i) $100,000 upon signing of the Agreement, (ii) $1,400,000 on or before July 1, 1995 and (iii) $700,000 on or before July 1, 1996, 1997, 1998 and 1999. The initial payment of $100,000 has been paid. C-TEC has agreed to ensure that the payment of $1,400,000 due on or before July 1, 1995 is paid. The Company had accrued approximtely $4.4 million as of December 31, 1994, representing management's best estimate of the Company's potential liability in respect of the matter.


      The Company had total outstanding debt of $25,926,000 at December 31, 1994, consisting of $5,000,000 due under the Morgan Demand Note, at a weighted average effective interest rate of 10.25%, and $20,926,000 due under the Credit Agreement, at a weighted average effective interest rate of 6.65%. Interest under the Credit Agreement is based on prime, Libor or CD rates depending on the type of loan and terms of the agreement. Borrowings under the Credit Agreement mature as follows: $887,000 on June 30, 1995, $4,032,000 on December 31, 1995, and $5,040,000 on December 31, 1996, 1997 and 1998. In
December 1992 and December 1993 Morgan Guaranty agreed to allow the Company to restructure principal payments of $1,008,000 due in December 1992 and $2,016,000 due in December 1993 into three installments due in December 1992, March 1993 and June 1993 with respect to the December 1992 restructuring and December 1993, March 1994 and June 1994 with respect to the December 1993 restructuring. These restructured payments have been paid in full. In December 1994, the bank again agreed to allow the Company to restructure a principal payment of $3,024,000 due in December 1994 into three installments of $1,250,000 due and paid in December 1994 and $887,000 due in March and June 1995 respectively. The remaining scheduled principal payment amounts and due dates were not affected. Based on the latest financial projections, the Company will not be able to make the principal payments of long term debt as scheduled for 1995. C-TEC loaned $887,000 to the Company on March 31, 1995 to enable the Company to make the principal payment of $887,000 scheduled for that date under the Credit Agreement. The loan from C-TEC is evidenced by the C-TEC Demand Note. The C-TEC Demand Note has no stated Maturity, is payable upon demand and bears interest at a rate equal to the weighted average effective rate charged under the Credit Agreement for the relevant period.
The Company and Morgan Guaranty are working toward a mutually acceptable restructuring of the debt and/or equity of the Company and are reviewing available options, which include the sale of assets, the raising of equity and the issuance of subordinated debt, among other things. There can be no assurances that the Company will be able to successfully restructure its debt and equity or that C-TEC would provide additional debt financing to the Company.

              PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      The Common Stock trades on the over-the-counter market. From May 1989 until February 1992 the principal market for the Common Stock was The Nasdaq Stock Market ("Nasdaq"). However, the Common Stock's Nasdaq designation was terminated on February 6, 1992 because the Company did not meet Nasdaq's minimum capital and surplus requirements. Since then, the Common Stock has been, and presently is, quoted on the OTC Bulletin Board (with such quotes reported in the pink sheets of the National Quotations Bureau, Inc.) under the symbol "MEEO." The following table indicates the high and low per-share bid prices for the Common Stock as quoted on the OTC Bulletin Board since February 7, 1992, the first date quotes were available for the Common Stock on the OTC Bulletin Board following termination of the Nasdaq designation. Prices listed below represent inter-dealer quotations without adjustment for retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions. Trading of the Common Stock has been limited and sporadic and thus does not constitute an established public trading market.


                                          High                Low

1992
      First Quarter(1)...........        $4.00              $3.50
      Second Quarter.............         4.00               3.50
      Third Quarter..............         3.50               3.00
      Fourth Quarter.............         3.00               2.50
1993
      First Quarter..............         3.50               2.75
      Second Quarter.............         3.50               2.75
      Third Quarter..............         4.00               2.75
      Fourth Quarter.............         4.125              3.125
1994
      First Quarter..............         4.00               3.75
      Second Quarter.............         4.00               3.25
      Third Quarter..............         3.50               3.00
      Fourth Quarter.............         3.75               3.00
1995
      First Quarter..............         3.75               3.75
      Second Quarter(2)..........         3.75               3.75
____________________________

(1)  From February 7, 1992.
(2)  Through the close of business on April 18, 1995.

      The Company has not paid dividends in recent years due to the Company's financial condition and does not expect to pay dividends in the foreseeable future. In addition, the Credit Agreement prohibits the payment of dividends on the Company's Common Stock.


                                 DILUTION

      The Company currently has a negative net worth. The net tangible book value of the shares of Common Stock as of December 31, 1994 was a deficiency of approximately $(15.9) million, or $(6.63) per share. "Net tangible book value" per share represents the amount of total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the
Company of the [          ] shares of Common Stock offered hereby (assuming
full exercise of the Rights) and after deducting the estimated offering expenses, the pro forma net tangible book value of the Company as of December
31, 1994 would have been approximately $[     ], or $[  ] per share,
representing an immediate and substantial dilution of $[ ] per share in respect of shares of Common Stock purchased pursuant to this Rights Offering. The following table illustrates this per share dilution:

      Subscription Price......................................         $[  ]
          Net tangible book value per share before offering...         $(6.63)
          Increase per share attributable to shareholders
             exercising Rights................................          [  ]
      Pro forma net tangible book value per share after offering        [  ]
      Dilution to shareholders exercising Rights(1)...........        $ [  ]

(1) Dilution is determined by subtracting the net tangible book value per share from the Subscription Price paid by an investor for a share of Common Stock in the Rights Offering.


                            THE RIGHTS OFFERING

The Rights

      The Company is distributing transferable Rights at no cost to the record holders ("Holders") of outstanding shares of Common Stock as of ________ __,
1995 (the "Record Date").  The Company will distribute [    ] Rights for every
[    ] shares of Common Stock held on the Record Date.  The Rights will be evidenced by transferable subscription certificates (the "Subscription Certificates") and each such Right entitles the holder thereof to subscribe for one share of Common Stock.

      The Subscription Price of $________ per share of Common Stock represents a discount of __% from the closing bid price of $______ for the Common Stock as quoted on the OTC Bulletin Board on ________ __, 1995, the day of the commencement of the Rights Offering. There can be no assurance that the Common Stock will trade at prices above the Subscription Price. See "Risk Factors--Uncertain Market for Rights."

      No fractional Rights or cash in lieu thereof will be issued or paid.
The number of Rights distributed to each Holder will be rounded up to the nearest whole number. No Subscription Certificate may be divided in such a way as to permit the holder of such certificate to receive a greater number of Rights than the number to which such Subscription Certificate entitles its holder, except that a depository, bank, trust company, or securities broker or dealer holding shares of Common Stock on the Record Date for more than one beneficial owner may, upon proper showing to the Subscription Agent, exchange its Subscription Certificate to obtain a Subscription Certificate for the number of Rights to which all such beneficial owners in the aggregate would have been entitled had each been a Holder on the Record Date. The Company reserves the right to refuse to issue any such Subscription Certificate if such issuance would be inconsistent with the principle that each beneficial owner's holdings will be rounded up to the nearest whole Right.

      Because the number of Rights distributed to each record holder will be rounded up to the nearest whole number, beneficial owners of Common Stock who are also the record holders of such shares will receive more Rights under certain circumstances than beneficial owners of Common Stock who are not the record holders of their shares and who do not obtain (or cause the record holder of their shares of Common Stock to obtain) a separate Subscription Certificate with respect to the shares beneficially owned by them, including shares held in an investment advisory or similar account. To the extent that record holders of Common Stock or beneficial owners of Common Stock who obtain a separate Subscription Certificate receive more Rights, they will be able to subscribe for more shares pursuant to the Basic Subscription Privilege and, in the event shares subscribed for pursuant to the Oversubscription Privilege are prorated, such record holders or beneficial owners will be able to subscribe for more shares pursuant to the Oversubscription Privilege.

      The issuance by the Company of shares of Common Stock pursuant to the Rights Offering is not conditioned upon the subscription of any minimum number of shares of Common Stock by holders of the Rights, and no assurance can be given that the Company will raise any proceeds from the Rights Offering.
C-TEC has, however, informed the Company that it intends to exercise the
Rights it receives for an aggregate subscription price of $[         ] and
that it intends to exercise the Oversubscription Privilege to subscribe for all other Underlying Shares. The opportunity to exercise the Oversubscription Privilege is available to all holders of Rights on the same terms. See "The Rights Offering--Subscription Privileges--Oversubscription Privilege." C-TEC does not intend to purchase any additional Rights through open market purchases or otherwise.

      BEFORE EXERCISING OR SELLING ANY RIGHTS, POTENTIAL INVESTORS ARE URGED TO READ CAREFULLY THE INFORMATION SET FORTH UNDER "RISK FACTORS."

Expiration Date

      The Rights will expire at 5:00 p.m., New York City time, on ________ __, 1995, unless extended (as it may be extended, the "Expiration Date"). After such time, unexercised Rights will be null and void. The Company will not be obligated to honor any purported exercise of Rights received by the Subscription Agent after 5:00 p.m., New York City time, on the Expiration Date, regardless of when the documents relating to such exercise were sent, except pursuant to the Guaranteed Delivery Procedures described below.

Subscription Privileges

      Basic Subscription Privilege. Each Right will entitle the Holder thereof to receive, upon payment of the Subscription Price, one share of Common Stock (the "Basic Subscription Privilege"). Certificates representing shares of Common Stock purchased pursuant to the Basic Subscription Privilege will be delivered to subscribers as soon as practicable after the corresponding Rights have been validly exercised and full payment for shares has been received and cleared.

      Oversubscription Privilege. Subject to the allocation described below, each Right also carries the right to subscribe at the Subscription Price for additional shares of Common Stock (the "Oversubscription Privilege") up to the amount offered hereby. All beneficial holders who exercise the Basic Subscription Privilege in full will be entitled to exercise the Oversubscription Privilege.

      Underlying Shares will be available for purchase pursuant to the Oversubscription Privilege only to the extent that any Underlying Shares are not subscribed for through the Basic Subscription Privilege. If the Underlying Shares not subscribed for through the Basic Subscription Privilege (the "Excess Shares") are not sufficient to satisfy all subscriptions pursuant to the Oversubscription Privilege, the Excess Shares will be allocated pro rata (subject to the elimination of fractional shares) among those holders of Rights exercising the Oversubscription Privilege, in proportion, not to the number of shares requested pursuant to the Oversubscription Privilege, but to the number of shares each beneficial holder exercising the Oversubscription Privilege has purchased pursuant to the Basic Subscription Privilege; provided, however, that if such pro rata allocation results in any Rights holder being allocated a greater number of Excess Shares than such holder subscribed for pursuant to the exercise of such holder's Oversubscription Privilege, then such holder will be allocated only such number of Excess Shares as such holder subscribed for and the remaining Excess Shares will be allocated among all other holders exercising the Oversubscription Privilege. Certificates representing shares of Common Stock purchased pursuant to the Oversubscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected.

      Banks, brokers and other nominee holders of Rights who exercise the Basic Subscription Privilege and the Oversubscription Privilege on behalf of beneficial owners of Rights will be required to certify to the Subscription Agent and the Company, in connection with the exercise of the Oversubscription Privilege, as to the aggregate number of Rights that have been exercised and the number of Underlying Shares that are being subscribed for pursuant to the Oversubscription Privilege by each beneficial owner of Rights on whose behalf such nominee holder is acting.

Exercise of Rights

      Rights may be exercised by delivering to The First National Bank of Boston (the "Subscription Agent"), at or prior to 5:00 p.m., New York City time, on the Expiration Date, the properly completed and executed Subscription Certificate evidencing such Rights with any signatures required to be guaranteed so guaranteed, together with payment in full of the Subscription Price for each Underlying Share subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege. Any Rights holder subscribing for an aggregate of more than 25,000 Underlying Shares pursuant to the Oversubscription Privilege prior to the Expiration Date shall not be required to deliver payment for such number of Underlying Shares in excess of 25,000 until the Expiration Date. The Company, in its sole discretion, may determine to waive payment for such excess number of Underlying Shares until after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected. All payments must be by (a) check or bank draft drawn upon a U.S. bank or postal or express money order payable to The First National Bank of Boston, as Subscription Agent, or (b) by wire transfer of same-day funds, in which case please contact the Subscription Agent at (617) 575-2700 for such information. Payments will be deemed to have been received by the Subscription Agent only upon (i) clearance of any uncertified check, (ii) receipt by the Subscription Agent of any certified check or bank draft upon a U.S. bank or of any postal or express money order or (iii) receipt of good funds in the Subscription Agent's account designated above. If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, holders of Rights who wish to pay the Subscription Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or cashier's check, money order or wire transfer of funds.

      The address to which the Subscription Certificates and payment of the Subscription Price should be delivered is:

            By Mail:

            The First National Bank of Boston
            P.O. Box 1872
            Mail Stop 45-01-19
            Boston, Massachusetts
            02105-1872

            By Hand:

            BancBoston Trust Company of
              New York
            55 Broadway
            3rd Floor
            New York, New York
            10006

            By Overnight Courier:

            The First National Bank of Boston
            Shareholder Services Division
            150 Royall Street
            Mail Stop 45-01-19
            Canton, Massachusetts
            02021

If a Rights holder wishes to exercise Rights, but time will not permit such holder to cause the Subscription Certificate or Subscription Certificates evidencing such Rights to reach the Subscription Agent on or prior to the Expiration Date, such Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

          (i) such holder has caused payment in full of the Subscription Price for each Underlying Share being subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege (subject to the right of the Company to waive advance payment in respect of the Oversubscription Privilege as described above) to be received (in the manner set forth above) by the Subscription Agent on or prior to the Expiration Date;

         (ii) the Subscription Agent receives, on or prior to the Expiration Date, a guarantee notice ("Notice of Guaranteed Delivery"), substantially in the form provided with the instructions as to use of Mercom, Inc. Subscription Certificates (the "instructions") distributed with the Subscription Certificates, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. ("NASD"), or from a commercial bank or trust company having an office or correspondent in the United States or from a bank, stockbroker, savings and loan association or credit union with membership in an approved signature guarantee medallion program, pursuant to Rule 17Ad-15 of the Exchange Act (each, an "Eligible Institution"), stating the name of the exercising Rights holder, the number of Rights represented by the Subscription Certificate or Subscription Certificates held by such exercising Rights holder, the number of Underlying Shares being subscribed for pursuant to the Basic Subscription Privilege and the number of Underlying Shares, if any, being subscribed for pursuant to the Oversubscription Privilege, and guaranteeing the delivery to the Subscription Agent of any Subscription Certificate evidencing such Rights within five business days following the Expiration Date; and

        (iii) the properly completed Subscription Certificate evidencing the Rights being exercised, with any signatures required to be guaranteed so guaranteed, is received by the Subscription Agent within five business days following the Expiration Date. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Certificates at the address set forth above, or may be transmitted to the Subscription Agent by facsimile transmission (telecopy no. (617) 575-2232 or -2233). Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the Information Agent, whose address and telephone number are set forth under "Information Agent."

      Funds received in payment of the Subscription Price for Excess Shares subscribed for pursuant to the Oversubscription Privilege will be held in a segregated account pending issuance of such Excess Shares. If a Rights holder exercising the Oversubscription Privilege is allocated less than all of the shares of Common Stock which such holder subscribed for pursuant to the Oversubscription Privilege, the excess funds paid by such holder in respect of the Subscription Price for shares not issued shall be returned by mail without interest or deduction as soon as practicable after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected.

      Unless a Subscription Certificate (i) provides that the shares of Common Stock to be issued pursuant to the exercise of Rights represented thereby are to be delivered to the record holder of such Rights or (ii) is submitted for the account of an Eligible Institution, signatures on such Subscription Certificate must be guaranteed by an Eligible Institution or other eligible guarantor institution which is a member of or a participant in a medallion guarantee program acceptable to the Subscription Agent.

      Holders who hold shares of Common Stock for the account of others, such as brokers, trustees or depositories for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners' intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record holder of such Rights should complete Subscription Certificates and submit them to the Subscription Agent with the proper payment. In addition, beneficial owners of Common Stock or Rights held through a record holder should contact the holder and request the holder to effect transactions in accordance with such beneficial owner's instructions.

      The instructions accompanying the Subscription Certificates should be read carefully and followed in detail. DO NOT SEND SUBSCRIPTION CERTIFICATES TO THE COMPANY.

      THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDERS, BUT IF SENT BY MAIL IT IS RECOMMENDED THAT SUCH CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, YOU ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

      All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Company, whose determinations will be final and binding. The Company in its sole discretion may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines in its sole discretion. Neither the Company, the Subscription Agent, nor the Information Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Certificates or incur any liability for failure to give such notification.

      Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus, the Instructions or the Notice of Guaranteed Delivery should be directed to the Information Agent, MacKenzie Partners, Inc., at its address set forth under "Information Agent" (telephone: (212) 929-5500 or (800) 322-2885).

No Revocation

      ONCE A HOLDER OF RIGHTS HAS EXERCISED THE BASIC SUBSCRIPTION PRIVILEGE AND/OR THE OVERSUBSCRIPTION PRIVILEGE, SUCH EXERCISE MAY NOT BE REVOKED.

Method of Transferring Rights

      Rights may be purchased or sold through usual investment channels, including banks and brokers. It is anticipated that the Rights will be traded on the over-the-counter market under the symbol "MEEOR." Rights also may be sold in private sales transactions. No assurance can be given, however, that a market for the Rights will develop or, if such a market develops, as to how long it will continue.

      The Rights evidenced by a single Subscription Certificate may be transferred in whole by endorsing the Subscription Certificate for transfer in accordance with the instructions accompanying the Subscription Certificate. A portion of the Rights evidenced by a single Subscription Certificate (but not fractional Rights) may be transferred by delivering to the Subscription Agent a Subscription Certificate properly endorsed for transfer, with instructions to register such portion of the Rights evidenced thereby in the name of the transferee (and to issue a new Subscription Certificate to the transferee evidencing such transferred Rights). In such event, a new Subscription Certificate evidencing the balance of the Rights will be issued to the Rights holder or, if the Rights holder so instructs, to an additional transferee.

      Holders wishing to transfer all or a portion of their Rights (but not fractional Rights) should allow a sufficient amount of time prior to the Expiration Date for (i) the transfer instructions to be received and processed by the Subscription Agent, (ii) a new Subscription Certificate to be issued and transmitted to the transferee or transferees with respect to transferred Rights, and to the transferor with respect to retained Rights, if any, and
(iii) the Rights evidenced by such new Subscription Certificates to be exercised or sold by the recipients thereof. Neither the Company nor the Subscription Agent shall have any liability to a transferee or transferor of Rights if Subscription Certificates are not received in time for exercise or sale prior to the Expiration Date.

      Except for the fees charged by the Subscription Agent (which will be paid by the Company), all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

Procedures for Book Entry Transfer Facility Participants

      The Company anticipates that the Rights will be eligible for transfer through, and that the exercise of the Basic Subscription Privilege (but not the Oversubscription Privilege) may be effected through, the facilities of the Depository Trust Company, Midwest Securities Trust Company and Philadelphia Depository Trust Company (collectively, the "Book Entry Facilities"; Rights exercised through any such facility are referred to as "Book Entry Exercised Rights"). The holder of a Book Entry Exercised Right may exercise the Oversubscription Privilege in respect of such Book Entry Exercised Right by properly executing and delivering to the Subscription Agent, at or prior to 5:00 p.m., New York City time, on the Expiration Date, a Nominee Holder Oversubscription Form, together with payment of the Subscription Price for the number of Underlying Shares for which the Oversubscription Privilege is to be exercised. Any Rights holder subscribing for an aggregate of more than 25,000 Underlying Shares pursuant to the Oversubscription Privilege prior to the Expiration Date shall not be required to deliver payment for such number of Underlying Shares in excess of 25,000 until the Expiration Date. The Company, in its sole discretion, may determine to waive payment for such excess number of Underlying Shares until after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected. Copies of the Nominee Holder Oversubscription Form may be obtained from the Subscription Agent.

Determination of Subscription Price

      The Subscription Price was determined by the Company and its Board of Directors. In making this determination, the Company considered, among other factors, the market price of the Common Stock, the pro rata nature of the offering and pricing discounts customarily applied in transactions of this type. The Subscription Price should not be considered an indication of the actual value of the Company or the Common Stock. See "Price Range of Common Stock and Dividend Policy."

Intent of C-TEC

      C-TEC will receive [         ] Rights in respect of the shares of Common
Stock it owns, and such Rights represent 43.63% of the total Rights to be distributed. C-TEC has informed the Company that it intends to exercise the
Rights it receives for an aggregate subscription price of $[      ] and that
it intends to exercise the Oversubscription Privilege to subscribe for all other Underlying Shares. The opportunity to exercise the Oversubscription Privilege is available to all holders of Rights on the same terms. See "The Rights Offering--Subscription Privileges--Oversubscription Privilege." C-TEC does not intend to purchase any additional Rights through open market purchases or otherwise. If (i) in accordance with its stated intent, C-TEC exercises its Rights and oversubscribes for all other Underlying Shares and
(ii) no other Holders exercise their Rights, C-TEC will own approximately [ ]% of the Common Stock after the Rights Offering.

Foreign and Certain Other Shareholders

      Subscription Certificates will not be mailed to Holders whose addresses are outside the United States or who have an APO or FPO address, but will be held by the Subscription Agent for their account. To exercise such Rights, such a Holder must notify the Subscription Agent on or prior to 11:00 a.m., New York City time, on ________ __, 1995, and must establish to the satisfaction of the Subscription Agent that such exercise is permitted under applicable law. If such a Holder does not notify the Subscription Agent and provide acceptable instructions to the Subscription Agent by such time, such Rights represented thereby will be sold, if feasible, and the net proceeds, if any, remitted to such Holder. If the Rights can be sold, sales of such Rights will be deemed to have been effected at the weighted average price received by the Subscription Agent on the day such Rights are sold, less any applicable brokerage commissions, taxes and other expenses.

Other Matters

      The Rights Offering is not being made in any state or other jurisdiction in which it is unlawful to do so, nor is the Company selling or accepting any offers to purchase any shares of Common Stock from Rights holders who are residents of any such state or other jurisdiction. The Company may delay the commencement of the Rights Offering in certain states or other jurisdictions in order to comply with the securities law requirements of such states or other jurisdictions. It is not anticipated that there will be any changes in the terms of the Rights Offering. The Company, if it so determines in its sole discretion, may decline to make modifications to the terms of the Rights Offering requested by certain states or other jurisdictions, in which event Rights holders resident in those states or jurisdictions will not be eligible to participate in the Rights Offering.


                  CERTAIN FEDERAL INCOME TAX CONSEQUENCES

      The following summary describes certain United States federal income tax considerations applicable to U.S. Holders who hold Common Stock as a capital asset and who receive Rights in respect of such Common Stock in the initial issuance of the Rights (the "Issuance"). This summary is based upon laws, regulations, rulings and decisions currently in effect. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular investor or to certain types of investors subject to special treatment under the federal income tax laws (for example, banks, dealers in securities, life insurance companies, tax exempt organizations and foreign taxpayers), nor does it discuss any aspect of state, local or foreign tax laws.

Issuance of the Rights

      Holders of Common Stock will not recognize taxable income in connection with the receipt or exercise of the Rights.

Basis and Holding Period of the Rights

      Except as provided in the following sentence, the basis of the Rights received by a shareholder as a distribution with respect to such shareholder's Common Stock will be zero. If either (i) the fair market value of the Rights on the date of Issuance is 15% or more of the fair market value (on the date of Issuance) of the Common Stock with respect to which they are received or
(ii) the shareholder elects, in his or her federal income tax return for the taxable year in which the Rights are received, to allocate part of the basis of such Common Stock to the Rights, then upon exercise or transfer of the Rights, the shareholder's basis in such Common Stock will be allocated between the Common Stock and the Rights in proportion to the fair market values of each on the date of Issuance. The holding period of a shareholder with respect to the Rights received as a distribution on such shareholder's Common Stock will include the shareholder's holding period for the Common Stock with respect to which the Rights were issued.

Transfer of the Rights

      A shareholder who sells Rights received in the Issuance prior to exercise will recognize gain or loss equal to the difference between the sale proceeds and such shareholder's basis (if any) in the Rights sold. Such gain or loss will be long-term capital gain or loss if such shareholder's holding period in the Rights (as discussed above) exceeds one year. The excess of net long-term capital gains over net short-term capital losses is taxed at a lower rate than ordinary income for certain non-corporate taxpayers. The distinction between capital gain or loss and ordinary income is also relevant for purposes of, among other things, limitations on the deductibility of capital losses.

Lapse of the Rights

      Shareholders who allow the Rights received by them at the Issuance to lapse will not recognize any gain or loss, and no adjustment will be made to the basis of the Common Stock, if any, owned by such holders of the Rights.

Exercise of the Rights; Basis
and Holding Period of Common Stock

      Holders of Rights will not recognize any gain or loss upon the exercise of such Rights. The basis of the Common Stock acquired through exercise of the Rights will be equal to the sum of the Subscription Price therefor and the Rights holder's basis in such Rights (if any) as described above. The holding period for the Common Stock acquired through exercise of the Rights will begin on the date the Rights are exercised.

      THE FOREGOING SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH SHAREHOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE RIGHTS OFFERING ON HIS OR HER OWN PARTICULAR TAX SITUATION, INCLUDING THE APPLICATION AND EFFECT OF STATE AND LOCAL INCOME AND OTHER TAX LAWS.


                       DESCRIPTION OF CAPITAL STOCK

      The following general summary of the Common Stock is qualified in its entirety by reference to the Company's Certificate of Incorporation (the "Certificate of Incorporation"), a copy of which is on file with the Commission. See "Available Information."

      The authorized capital stock of the Company is 5,150,000 shares, consisting of 5,000,000 shares of Common Stock, par value $1.00 per share, and 150,000 shares of Preferred Stock, par value $100 per share ("Preferred Stock"). As of March 31, 1995, the Company had outstanding 2,393,530 shares of Common Stock and no shares of Preferred Stock.

      With respect to all matters upon which shareholders are entitled to vote (including the election of directors), every holder of Common Stock is entitled to cast one vote for each share of the Common Stock held. Holders of Common Stock are not permitted to cumulate their votes for the election of directors. The Certificate of Incorporation does not provide for preemptive rights for the Common Stock.

      The Certificate of Incorporation authorizes the Company Board of Directors, to the full extent permitted by law, to issue shares of Preferred Stock and to fix by resolution such voting rights, designations, powers, preferences, privileges, limitations, options, conversion rights or other special rights, as it deems fit.

      The transfer agent and registrar for the Common Stock is The First National Bank of Boston.

      Approximately [         ] shares of Common Stock will be issued in
connection with the Rights Offering assuming exercise of all Rights. Based on the 2,393,530 shares of Common Stock outstanding as of March 31, 1995, the issuance of such shares pursuant to the Rights Offering would result (on a pro
forma basis as of such date) in a [    ]% increase in the amount of
outstanding Common Shares.

      The outstanding shares of the Common Stock trade on the over-the-counter market under the symbol "MEEO."

                            SUBSCRIPTION AGENT

      The Company has appointed The First National Bank of Boston as Subscription Agent for the Rights Offering. The Subscription Agent's address, which is the address to which the Subscription Certificates and payment of the Subscription Price (other than wire transfers) should be delivered, as well as the address to which any Notice of Guaranteed Delivery must be delivered, is:

            By Mail:

            The First National Bank of Boston
            P.O. Box 1872
            Mail Stop 45-01-19
            Boston, Massachusetts
            02105-1872

            By Hand:

            BancBoston Trust Company of
            New York
            55 Broadway
            3rd Floor
            New York, New York
            10006

            By Overnight Courier:

            The First National Bank of Boston
            Shareholder Services Division
            150 Royall Street
            Mail Stop 45-01-19
            Canton, Massachusetts
            02021


The Company will pay the fees and expenses of the Subscription Agent, and has also agreed to indemnify the Subscription Agent from certain liabilities in connection with the Rights Offering.




                             INFORMATION AGENT

      The Company has appointed MacKenzie Partners, Inc. as Information Agent for the Rights Offering. Any questions or requests for additional copies of this Prospectus, the Instructions or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and address below.

                              MacKenzie Partners, Inc.
                              156 Fifth Avenue
                              9th Floor
                              New York, New York
                              10010
                                        or
                              Call Toll Free
                              (800) 322-2885

The Company will pay the fees and expenses of the Information Agent and has also agreed to indemnify the Information Agent from certain liabilities in connection with the Rights Offering.


                               LEGAL MATTERS

      The validity of the authorization and issuance of the securities offered hereby is being passed upon by Raymond B. Ostroski, Executive Vice President and General Counsel of the Company. Davis Polk & Wardwell, New York, New York, will advise the Company with respect to certain other matters relating to the Rights Offering.


                                  EXPERTS

      The Company's consolidated balance sheets as of December 31, 1994 and 1993 and the consolidated statements of operations, shareholders' capital deficiency and cash flows for each of the three years in the period ended December 31, 1994, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report, which includes an explanatory paragraph expressing substantial doubt about the Company's ability to continue as a going concern and an explanatory paragraph referring to the Company's change in method of accounting for income taxes, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.




No dealer, salesperson or any other person has
been authorized to give any information or to
make any representations other than those
contained or incorporated by reference in this
Prospectus in connection with the offer made by
this Prospectus, and, if given or made, such
information or representation must not be relied                [LOGO]
upon as having been sanctioned or authorized by
the Company.  Neither the delivery of this
Prospectus nor any sale made hereunder shall
under any circumstances create any implication
that there has been no change in the affairs of the
Company since the date hereof.  This Prospectus
does not constitute an offer or solicitation by           [         ] Shares
anyone in any jurisdiction in which the person
making such offer or solicitation is not qualified to        Common Stock
do so or to any person to whom it is unlawful to make such offer or solicitation.



                  TABLE OF CONTENTS

                                                 Page
Available Information.................
Documents Incorporated by Reference...                             PROSPECTUS
Prospectus Summary....................
Risk Factors..........................
Use of Proceeds.......................
Recent Developments...................
Price Range of Common Stock and
    Dividend Policy...................
Dilution..............................
The Rights Offering...................
Certain Federal Income Tax
    Consequences......................
Description of Capital Stock..........
Subscription Agent....................             Dated ________ __, 1995
Information Agent.....................
Legal Matters.........................
Experts...............................


                                  PART II

                  INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

         The following table sets forth expenses in connection with the issuance and distribution of the securities being registered. All amounts shown are estimated, except the SEC registration fee and the NASD review fee.

SEC registration fee.................................             $3,302

NASD review fee......................................             $1,458

Financial Advisor's fees and expenses................             $    *

Subscription Agent's fees and expenses...............             $    *

Information Agent's fees and expenses................             $    *

Accounting fees......................................             $    *

Legal fees and expenses (including Blue Sky fees and expenses)    $    *

Printing and engraving fees..........................             $    *

Miscellaneous........................................             $    *

      Total..........................................             $    *

________________________________
(*) To be supplied by amendment.

Item 15.  Indemnification of Directors and Officers

         Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") grants each corporation organized thereunder the power to indemnify its directors and officers against liabilities for certain of their acts. Article 8 of the Company's Certificate of Incorporation provides for indemnification of directors, except for liability (i) for breach of the director's duty of loyalty to the Company or its stockholders, (ii) for intentional misconduct or knowing violation of law, (iii) under DGCL Section 174 or (iv) for any transaction from which the director derived an improper personal benefit. Article VIII of the Company By-Laws provides that, except as prohibited by law, any director, officer, employee or agent of the Company is entitled to be indemnified in any action or proceeding in which he or she may be involved by virtue of holding such position to the fullest extent permissible under DGCL Section 145.

         In addition, the Company maintains a directors' and officers' liability insurance policy.

         For the undertaking with respect to indemnification, see Item 17 herein.

Item 16.  Exhibits

         5  -     Opinion of Raymond B. Ostroski*

      23(a) -     Consent of Coopers & Lybrand L.L.P.

      23(b) -     Consent of Raymond B. Ostroski (included in Exhibit 5)*

      24(a) - Power of attorney (included in the signature page to the Registration Statement)

      99(a) -     Form of Subscription Certificate

      99(b) -     Form of Instructions for Subscription Certificates

      99(c) -     Form of Notice of Guaranteed Delivery

      99(d) -     Form of Subscription Agency Agreement*

      99(e) -     Form of Nominee Holder Oversubscription Exercise Form

      99(f) -     Form of Nominee Holder Certification

      99(g) -     Important Tax Information

___________________
* To be supplied by amendment.

Item 17.  Undertakings

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant hereby undertakes that:

            (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 15 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereby, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.




                                SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Princeton, State of New Jersey, on the 19th day of April, 1995.



                                                MERCOM, INC.


                                                By /s/ David C. McCourt
                                                   ----------------------
                                                     David C. McCourt
                                                     Chairman and Chief
                                                       Executive Officer


                               POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David C. McCourt, Michael J. Mahoney and Raymond B. Ostroski, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and revocation, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacity and on the dates indicated.


      Signature                     Title                         Date


                               Director, Chairman and
/s/ David C. McCourt           Chief Executive Officer     April 19, 1995
- -------------------------
David C. McCourt


                               Director, President and
/s/ Michael J. Mahoney         Chief Operating Officer     April 19, 1995
- -------------------------
Michael J. Mahoney

                               Director, Executive Vice
/s/ Bruce C Godfrey            President, Chief Financial
- -------------------------      Officer and Principal
Bruce C. Godfrey               Accounting Officer          April 19, 1995



/s/ Raymond B. Ostroski        Director, Executive Vice
- -------------------------      President and General
Raymond B. Ostroski            Counsel                     April 19, 1995


/s/ Clifford L. Jones          Director                    April 19, 1995
- -------------------------
Clifford L. Jones


/s/ Harold J. Rose, Jr.        Director                    April 19, 1995
- -------------------------
Harold J. Rose, Jr.


/s/ George C. Stephenson       Director                    April 19, 1995
- -------------------------
George C. Stephenson



                               EXHIBIT INDEX


Exhibit
Number          Description of Document

5               Opinion of Raymond B. Ostroski*

23(a)           Consent of Coopers & Lybrand L.L.P.

23(b)           Consent of Raymond B. Ostroski (included in Exhibit 5)*

24(a) Power of attorney (included in the signature page to the Registration Statement)

99(a)           Form of Subscription Certificate

99(b)           Form of Instructions for Subscription Certificates

99(c)           Form of Notice of Guaranteed Delivery

99(d)           Form of Subscription Agency Agreement*

99(e)           Form of Nominee Holder Oversubscription Exercise Form

99(f)           Form of Nominee Holder Certification

99(g)           Important Tax Information

____________________________
* To be supplied by amendment.